EXHIBIT 99.1

Yamana Gold Announces Fourth Quarter and Full Year 2017 Results

TORONTO, Feb. 15, 2018 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI) (NYSE:AUY) (“Yamana” or “the Company”) is herein reporting its financial and operational results for the fourth quarter and full year 2017, and its Mineral Reserve and Mineral Resource estimates as at December 31, 2017.

FOURTH QUARTER HIGHLIGHTS

Total production for the fourth quarter was 259,606 ounces of gold from Yamana's six producing mines (282,041 ounces of gold including attributable production (1) from Brio Gold Inc. ("Brio Gold")).   The Company also produced 1.17 million ounces of silver and 34.7 million pounds of copper.  Full year production from Yamana’s mines exceeded guidance for all metals at 977,316 ounces of gold, 5.0 million ounces of silver, and 127.3 million pounds of copper.

Fourth quarter total cost of sales applicable to gold of $966 per ounce ($980 per ounce, including Brio Gold); cash costs on a co-product basis (2) of $660 per ounce ($672 per ounce, including Brio Gold); cash costs on a by-product basis (2) of $548 per ounce; all-in sustaining costs (“AISC”) (2) on a co-product basis of $899 per ounce ($925 per ounce, including Brio Gold); and AISC on a by-product basis (2) of $829 per ounce. For the year, co-product and AISC were either in line with or below guidance levels.

Net loss from continuing operations for the three months ended December 31, 2017, was $199.7 million, with $191.0 million or $(0.20) per share basic and diluted attributable to Yamana equityholders.  A summary of certain non-cash and other items is included in the table on page two of this press release, the most notable of which is a non-cash impairment recognized on the re-measurement of Gualcamayo and related Argentinian exploration properties in association with their reclassification as assets held for sale.

Cash flows from operating activities for the fourth quarter were $158.5 million and cash flows from operating activities before income taxes paid, including $46.6 million in payments relating to Brazilian tax matters, and net change in working capital (2) were $170.3 million.

The balance sheet as at December 31, 2017, includes cash and cash equivalents of $148.9 million. Yamana’s cash and cash equivalents , and available credit (excluding Brio Gold), are $129.6 million and $970.0 million, respectively, for total liquidity to the Company of $1.1 billion.

Peter Marrone, Yamana’s Chairman and Chief Executive Officer, commented as follows: “In 2017 we exceeded our production guidance for all metals and did so at costs in line with expectations.  We continued to demonstrate the ability of our operations to generate cash flow while focusing our efforts on rightsizing the portfolio with an eye on longer term cash flow growth, which we expect to see with the addition of the low cost, high margin production from Cerro Moro. Throughout 2017 and into 2018 we advanced various initiatives to complement cash flow from operations, including the sale of certain exploration assets, refinancing a portion of our debt to extend the tenor of our fixed term debt profile, and initiating a program of strategic evaluation of our portfolio and certain monetization initiatives.  We are in a strong financial position and are well positioned to deliver a step change in free cash flow in the second half of 2018 and more significantly into 2019 as Cerro Moro ramps up and we seek to maximize our cash return on invested capital.”

(All amounts are expressed in United States dollars unless otherwise indicated.)

  Attributable production includes production commensurate to the Company's interest in Brio Gold, which for the fourth quarter and full year of 2017 was a weighted average of 55.1% and 65.5%, respectively.
  Refers to a non-GAAP financial measure or an additional line item or subtotal in financial statements.  Reconciliations for all non-GAAP financial measures are available at www.yamana.com/Q42017 and in Section 14 of the Company’s fourth quarter 2017 Management’s Discussion & Analysis, which has been filed on SEDAR.

Summary of Certain Non-Cash and Other Items Included in Net Earnings

(In United States Dollars, per share amounts may not add due to rounding, unaudited)	Three Months Ending Dec 31st		Twelve Months Ending Dec 31st
	2017	2016	2017	2016
Non-cash unrealized foreign exchange (gains)/losses	(1.2)	8.8	15.0	33.7
Share-based payments/mark-to-market of deferred share units	3.7	(2.3)	12.8	14.2
Mark-to-market on derivative contracts	14.2	-	15.3	-
Mark-to-market on investment and other assets	(0.5)	4.2	2.5	15.6
Revision in estimates and liabilities including contingencies	1.9	8.2	(26.6)	17.3
Impairment of mining and non-operational mineral properties	356.5	615.1	356.5	615.1
Other provisions, write-downs and adjustments	5.9	2.3	33.9	(8.9)
Non-cash tax unrealized foreign exchange losses/(gains)	11.6	50.8	9.9	(20.0)
Income tax effect of adjustments	(141.3)	(325.0)	(143.4)	(332.9)
TOTAL ADJUSTMENTS	250.7	362.1	275.9	334.1
Increase/(Decrease) to net loss per share	0.26	0.38	0.29	0.35

Note: For the three months ended December 31, 2017, net earnings from continuing operations, attributable to Yamana Gold Inc. equityholders, would be adjusted by an increase of $244.2 million (2016 - $362.1 million), while an increase of $6.5 million (2016 - $nil) would adjust the earnings attributable to non-controlling interests.  For the twelve months ended December 31, 2017, net earnings from continuing operations, attributable to Yamana Gold Inc. equityholders, would be adjusted by an increase of $263.8 million (2016 - $334.1 million), while an increase of $11.9 million (2016 - $nil) would adjust the earnings attributable to non-controlling interests.

CONSTRUCTION AND DEVELOPMENT, STRATEGIC DEVELOPMENTS AND OPTIMIZATIONS

Cerro Moro:  The project remains on schedule and on budget for completion at the end of the first quarter of 2018.  For the first quarter of 2018, the focus will move from construction to commissioning and operational readiness, with remaining construction works on piping, electrical, instrumentation installation staged to suit the commissioning plan, and the recruitment, onboarding and training of the operational staff aligned to the start of operations in the second quarter of 2018.

Chapada:  Opportunities to increase plant throughput are being considered, as is the development of the Sucupira deposit, in parallel to the previously disclosed studies to be undertaken in 2018 to assess a broader Suruca complex.  At Sucupira, 46 million tonnes at 0.27 grams per tonne (“g/t”) gold and 0.31% copper were upgraded to Mineral Reserve status, and a new mine plan is being evaluated to accelerate the timeline and bring forward production from the Sucupira deposit.

Agua Rica:  Technical work and analysis for project development options continue, as do the review and consideration of various strategic alternatives, all in an effort to maximize value.  Based on Yamana’s own evaluation, and feedback from the strategic alternatives process, the Company believes that the previously disclosed underground scenario represents a viable alternative that should be advanced as soon as possible towards a pre-feasibility level, while concurrently pursuing various strategic alternatives.  As such, the Company has determined that it will undertake the work required to conduct a preliminary economic assessment during 2018, with a pre-feasibility study to follow in 2019.

Gualcamayo:  Alternatives to maximize value are being pursued, including the rationalization of the mine’s production platform and cost structure, the extension of mine life through exploration focused on the oxide mineral resource and the advancement of the Deep Carbonate project.  Similar to the strategy leading to the sale of the Mercedes mine in Mexico during 2016, the Company has also considered the continuum of options for value maximization.   Such options weigh the prospect for internal advancement and management time and resources required against the opportunity for monetization, which would leave management and resources unencumbered for the pursuit of other internal projects. As the Company has decided to focus its efforts on assets that are better aligned with its strategic objectives, Gualcamayo has been classified as an asset held for sale.

SUBSEQUENT EVENTS

Brio Gold:  In January 2018, Leagold Mining Corporation ("Leagold") announced that it intended to make an offer to acquire all of the issued and outstanding shares of Brio Gold (“Brio Shares”) on or before February 28, 2018 (the “Offer”).  Based on the share exchange ratio to be provided under the Offer, the Company would receive 58,115,953 shares of Leagold, representing approximately 22% ownership in the combined entity.  The Company entered into a support agreement endorsing a transaction with Leagold.  Pursuant to the agreement, the Company agreed to tender all of its Brio Shares and to hold the Leagold shares it receives pursuant to the Offer for a minimum period of 12 months, subject to certain exceptions.  The Offer provides the Company the opportunity to derive value from Brio Gold and the underlying Brio Gold assets as the combined entity has considerable present value and upside potential.

Refinancing of Debt:  During the fourth quarter of 2017, the Company completed an offering of $300 million of 4.625% senior notes due December 2027.  With these funds, on January 29, 2018, the Company redeemed $181.5 million of 6.97% senior notes due December 2019 at a price of 108.12.  These items have extended the tenor of the Company’s fixed term debt profile at lower average interest rates and improved financial flexibility.  During the first and second quarter of 2018, the Company has senior notes maturities of $73.6 million and $35.0 million, respectively, which will be retired as they come due.  Following the 2018 maturities, the Company’s next scheduled maturity of fixed rate debt of $84 million is not until March 2020.

Brazilian Tax Matters:  In the third quarter of 2017, the Company elected to participate in a program to settle all significant outstanding income tax assessments in Brazil ("Brazilian Tax Matters") and all income tax assessments relating to the Company’s Chapada mine.  On October 25, 2017, the program was formally enacted into law and the Company paid $76.7 million in the year ended December 31, 2017.  The final program created an option to either pay one lump sum of approximately $68 million in the first quarter of 2018, or a total of approximately $100 million plus interest in installments over twelve years.   The Company elected to proceed with the lump sum payment option, and on January 30, 2018 made the payment.  The income tax expense associated with the tax matters has been recorded in the Consolidated Statement of Operations for the year ended December 31, 2017.

YEAR END MINERAL RESERVES AND MINERAL RESOURCES SUMMARY

As at December 31, 2017.

Proven and Probable Mineral Reserves
	Tonnes (000s)	Grade (g/t)	Contained oz. (000s)
Gold	838,252	0.48	13,044
Silver	11,433	184.6	67,855
	Tonnes (000s)	Grade (%)	Contained lbs (M)
Copper	632,218	0.26	3,556

Measured and Indicated Mineral Resources
	Tonnes (000s)	Grade (g/t)	Contained oz. (000s)
Gold	654,230	0.83	17,396
Silver	14,346	83.9	38,714
	Tonnes (000s)	Grade (%)	Contained lbs (M)
Copper	277,649	0.22	1,344

Inferred Mineral Resources
	Tonnes (000s)	Grade (g/t)	Contained oz. (000s)
Gold	249,236	1.37	10,956
Silver	30,080	57.0	55,157
	Tonnes (000s)	Grade (%)	Contained lbs (M)
Copper	47,153	0.24	253

Additional details relating to the Company’s Mineral Reserve and Mineral Resource estimates as at December 31, 2017 are presented below.  For complete information relating to Yamana’s Mineral Reserve and Mineral Resource estimates as at December 31, 2016, refer to the Company’s press release issued on February 16, 2017.

Chapada, Brazil

As the result of the successful definition and expansion of the Sucupira mineral reserve, immediately adjacent to the main Chapada pit, gold and copper mineral reserves increased by 5% and 7%, respectively, over prior year, representing a significant overall improvement over depletion in 2017. Sucupira mineral reserves are 46 million tonnes grading 0.27 g/t gold and 0.31% copper.  Gold measured and indicated mineral resources increased by 48%, while copper increased by 99% compared to the prior year following the drilling for extensions of the mineral envelopes at Suruca, in addition to Sucupira and Baru.  Gold and copper inferred mineral resources decreased by 30% and 51%, respectively, as these were converted to indicated mineral resources.

The following chart summarizes the changes in gold mineral reserves at Chapada as at December 31, 2017 compared to the prior period.
http://www.globenewswire.com/NewsRoom/AttachmentNg/ebca65a1-0d32-4a81-b6b2-29ebeacbf778

The following chart summarizes the changes in copper mineral reserves at Chapada as at December 31, 2017 compared to the prior period.
http://www.globenewswire.com/NewsRoom/AttachmentNg/70118cdb-f42c-4975-a473-d040d6d55a67

El Peñón, Chile

Declines in gold and silver mineral reserves reflect production depletion in 2017 as well as adjustments to the mineral resource estimation methodology and updates to the cost structure for local currency appreciation, offset by the additions to mineral reserves via exploration and infill drilling.  As part of the new plan for El Peñón that started in 2017, a thorough review of the resource modelling, including estimation techniques and mine design parameters was completed, and validated with actual results during last year of production.  The revision better reflects both the geological behaviour of the narrow veins and the Company’s enhanced ability to efficiently mine narrower veins, as evidenced by production results in 2017 that exceeded guidance expectations taking advantage of mineral resources found outside the mineral reserves blocks.  The result of this detailed review will be covered by a new technical report that is being prepared for release in 2018. The net additions in mineral resources are sourced from numerous secondary vein structures in the east mine area including El Valle Este, Dorada Sur, Bonanza, Aleste, La Paloma and Discovery Wash in the core mine area. Most of the additions are contiguous to existing mine infrastructure.

The higher proportion of narrower veins, the impetus for the right sizing of El Peñón in 2017, prompted a review of mineral resource estimation and reporting methodologies.  The new methodology uses a stope optimizer routine over the entire inventory of mineral resources, using economical parameters and mine design constrains, mainly minimum mining width and dilution.  The approach results in an overall smaller inventory, but with a higher prospectivity for transformation into mineral reserves in the future, through infill drilling and design optimizations.

The following chart summarizes the changes in gold mineral reserves at El Peñón as at December 31, 2017 compared to the prior period.
http://www.globenewswire.com/NewsRoom/AttachmentNg/4ed93b7c-dade-4ede-b606-c506fa28c477

The following chart summarizes the changes in silver mineral reserves at El Peñón as at December 31, 2017 compared to the prior period.
http://www.globenewswire.com/NewsRoom/AttachmentNg/5be4e7da-f511-4713-86b4-721afe7a442c

Canadian Malartic including Odyssey, Canada (50%)

Gold mineral reserves reflect depletion associated with 2017 production.  Much of the mineral resource accretion in 2017 is associated with the East Malartic underground, which is being reported for the first time, and the South deposit at Odyssey. Additional drilling is required at Odyssey and East Malartic to convert inferred mineral resources to indicated.  Conversion drilling for East Malartic and Odyssey South can be undertaken from surface and this work is expected to commence in 2018.  However, the Odyssey internal zone is presenting a higher level of complexity and thus requires underground drilling access.  Preparation works to establish an exploration from surface is budgeted to commence in 2018.

The following chart summarizes the changes in gold mineral reserves at Canadian Malartic as at December 31, 2017 compared to the prior period.
http://www.globenewswire.com/NewsRoom/AttachmentNg/1f67a21e-9c5d-487d-ac97-595e5920227c

Jacobina, Brazil

The Company successfully maintained gold mineral reserves, in line with 2016 despite production depletion in 2017.  In 2017 the Company completed drill testing of the Canavieiras Sul and Central deposits and the planned update to the block models and mineral reserve shapes.  With a reinterpretation of the Canavieiras mines, including a more conservative dilution assumption, the higher-grade Canavieiras mines now make up a smaller proportion of the total Jacobina mineral reserve, which, at year-end 2017 totaled 26 million tonnes grading 2.28 g/t gold, compared to 21 million tonnes grading 2.85 g/t gold in 2016.  The resultant dilution and mineral reserve grades are consistent with actual results achieved in 2017.  Gold measured and indicated mineral resources increased by 24% due to the reclassification from inferred mineral resources resulting from the infill drilling in 2017, while inferred mineral resources declined by 93% due to both the upgrading and the application of minimum mining widths to remove mineral resources contained in veins less than 1.5 metres in width.  Overall, the mineral inventory at Jacobina remains significant with mineral reserves of 1.9 million ounces supporting an approximate 13-year mine life with another 3.3 million ounces of measured and indicated mineral resources.

The following chart summarizes the changes in gold mineral reserves at Jacobina as at December 31, 2017 compared to the prior period.
http://www.globenewswire.com/NewsRoom/AttachmentNg/42ff2f57-e012-40d2-a20d-be6f73a50fd9

Minera Florida, Chile

Gold mineral reserves increased by 5% compared to 2016, despite production depletion in 2017.  Areas within the newly acquired ground and existing mine complex are contributing to the mineral reserve replacement. These new areas include Las Pataguas, PVS, among others. Improvements in mine design parameters, including mining costs and dilution as a result of using split blasting extraction techniques, have had a positive impact on mineral reserves in the core mine areas.  Significant additions to the inferred mineral resources positions Minera Florida to convert these new discoveries into measured and indicated mineral resources and mineral reserves during 2018.

The following chart summarizes the changes in gold mineral reserves at Minera Florida as at December 31, 2017 compared to the prior period.
http://www.globenewswire.com/NewsRoom/AttachmentNg/17ac0511-9af3-45aa-b748-e6d3d1d04ada

The following chart summarizes the changes in silver mineral reserves at Minera Florida as at December 31, 2017 compared to the prior period.
http://www.globenewswire.com/NewsRoom/AttachmentNg/8e2ad724-6e1f-446c-b4c2-ea8a3e433971

Gualcamayo, Argentina

Gold and silver mineral reserves reflect depletion associated with 2017 production.  The near-mine exploration drill program continued in the fourth quarter with modest results to date, mainly in Cerro Condor.  The district exploration program continued to map and collect rock chip samples, and based on positive results from the prospection, drilling was started at Sierra Alaya and Target D.  The shift in focus to district exploration will be carried forward into 2018 with drilling to continue in areas that can readily contribute to production.

Modeling of near mine drill program results during the second half of 2017, integrating geology and drill program assay results reveals that the orientation of the Potenciales mineralization dips back away from the pit wall and consequently has not added to mineral resources.  Additional work is expected to be completed during 2018 in order to evaluate the conversion of existing mineral resources to mineral reserves.

As a result of an updated methodology to define remaining mineral resources, measured and indicated mineral resources, and inferred mineral resources within the pit shell area, QDD and AIM zones were reduced compared to last year.

The following chart summarizes the changes in gold mineral reserves at Gualcamayo as at December 31, 2017 compared to the prior period.
http://www.globenewswire.com/NewsRoom/AttachmentNg/b941de80-c5be-467a-bd9f-6980e781fd43

Cerro Moro, Argentina

Gold and silver mineral reserves were unchanged for the current year as the majority of 2017 drilling focused on delineation work at Zoe, Escondida Far West and Nini – areas that will be the focus of mining in 2018. On completion of infill drilling, the Company began conducting detailed mapping and sampling programs, identifying the presence of sulfide-rich black silica as key to the high-grade deposits in several of the targets on the property. This effort led to the discovery of Veronica, a new high grade near surface structure. Veronica is expected to add significant new inferred mineral resources in the short term.

In addition to Veronica, drilling has identified other exploration targets in the near-mine area that will be targeted as part of the 2018 exploration program.  District exploration included surface work and target delineation in the La Henriette and on the newly acquired Mosquito project, covering the extension of the Escondida structure.

KEY STATISTICS
Key operating and financial statistics for the fourth quarter and full year 2017 are outlined in the following tables.

Financial Summary (including Brio Gold on a 100% basis unless otherwise indicated)

	Three Months Ending Dec 31st		Twelve Months Ending Dec 31st
(In millions of United States Dollars except for shares and per share amounts, unaudited)	2017	2016	2017	2016
Revenue	478.8	484.4	1,803.8	1,787.7
Cost of sales excluding depletion, depreciation and amortization	(264.7)	(284.1)	(1,042.4)	(1,029.0)
Depletion, depreciation and amortization	(100.9)	(128.3)	(426.8)	(462.3)
Total cost of sales	(365.6)	(412.4)	(1,469.2)	(1,491.3)
Mine operating earnings	(143.7)	(639.3)	77.7	(414.9)
General and administrative expenses	(34.0)	(29.9)	(113.6)	(100.2)
Exploration and evaluation expenses	(7.0)	(3.0)	(21.2)	(14.9)
Net earnings/(loss) from continuing operations	(199.7)	(355.4)	(204.1)	(290.8)
Net earnings/(loss) attributable to Yamana Gold equityholders	(191.0)	(367.6)	(194.4)	(307.9)
Net earnings/(loss) from continuing operations, attributable to Yamana Gold equityholders per share - basic and diluted	(0.20)	(0.37)	(0.21)	(0.31)
Cash flow generated from continuing operations after changes in non-cash working capital	158.5	163.0	484.0	651.9
Cash flow from operations before changes in non-cash working capital	122.3	147.7	498.0	626.6
Revenue per ounce of gold	1,269	1,196	1,250	1,240
Revenue per ounce of silver	16.46	17.11	16.80	17.06
Revenue per pound of copper	2.36	2.02	2.36	1.92
Average realized gold price per ounce	1,286	1,210	1,264	1,251
Average realized silver price per ounce	16.49	17.17	16.83	17.04
Average realized copper price per pound	3.02	2.48	2.78	2.24
1. For the three months ended December 31, 2017, the weighted average numbers of shares outstanding, basic and diluted, was 948,468 thousand

Production, Financial and Operating Summary

	Three Months Ending Dec 31st		Twelve Months Ending Dec 31st
Gold	2017	2016	2017	2016
Total cost of sales per ounce sold, excluding Brio Gold	$966	$935	$1,023	$991
Total cost of sales per ounce sold	$980	$1,004	$1,038	$1,008
Co-product cash costs per ounce produced, excluding Brio Gold	$660	$635	$672	$650
Co-product cash costs per ounce produced, attributable	$672	$667	$692	$665
All-in sustaining co-product costs per ounce produced, excluding Brio Gold	$899	$900	$888	$905
All-in sustaining co-product costs per ounce produced, attributable	$925	$928	$916	$911
Silver	2017	2016	2017	2016
Total cost of sales per ounce sold	$13.26	$15.58	$13.63	$13.79
Co-product cash costs per ounce produced	$8.86	$10.07	$10.01	$8.96
All-in sustaining costs per ounce produced, co-product basis	$11.90	$14.48	$13.48	$12.65
Copper	2017	2016	2017	2016
Total cost of sales per copper pound sold	$1.67	$1.80	$1.73	$1.93
Co-product cash costs per pound of copper produced - Chapada	$1.51	$1.44	$1.54	$1.58
All-in sustaining costs per pound of copper produced - Chapada	$1.67	$1.80	$1.74	$2.03

	Three Months Ending Dec 31st		Twelve Months Ending Dec 31st
By-Product Costs	2017	2016	2017	2016
By-product cash costs per gold ounce produced, excluding Brio Gold	$548	$553	$561	$611
All-in sustaining by-product costs per gold ounce produced, excluding Brio Gold	$829	$870	$820	$925
By-product cash costs per silver ounce produced, excluding Brio Gold	$7.44	$8.90	$8.58	$8.45
All-in sustaining by-product costs per silver ounce produced, excluding Brio Gold	$11.05	$14.18	$12.65	$12.93

	Three Months Ending Dec 31st		Twelve Months Ending Dec 31st
Gold Ounces	2017	2016	2017	2016
Chapada	36,578	40,358	119,852	107,301
El Peñón	39,401	55,764	160,509	220,209
Canadian Malartic (50%)	80,743	69,971	316,731	292,514
Jacobina	34,566	32,180	135,806	120,478
Minera Florida	23,540	25,675	90,366	104,312
Gualcamayo	44,778	44,840	154,052	164,265
Total production, excluding Brio Gold	259,606	268,788	977,316	1,009,079
Brio Gold (attributable to Yamana)	22,435	49,580	119,011	188,765
TOTAL	282,041	318,368	1,096,327	1,197,844

	Three Months Ending Dec 31st		Twelve Months Ending Dec 31st
Silver Ounces	2017	2016	2017	2016
Chapada	71,520	78,020	252,748	259,444
El Peñón	1,052,423	1,454,293	4,282,339	6,020,758
Minera Florida	47,099	94,738	469,674	429,048
TOTAL	1,171,042	1,627,051	5,004,761	6,709,250

For a full discussion of Yamana’s operational and financial results, and Mineral Reserve and Mineral Resource estimates please refer to the Company’s fourth quarter 2017 Management’s Discussion & Analysis and Financial Statements, which have been filed on SEDAR and are also available on the Company’s website.

MANAGEMENT UPDATE

The Company is also announcing that Henry Marsden has been formally promoted to Senior Vice President, Exploration and that William Wulftange has retired from the Company. The transition process for Mr. Marsden began in October, 2017, and was consistent with the Company’s succession planning efforts and allowed for an orderly transition of responsibilitiesleading up to the formal retirement of Mr. Wulftange. Previously serving as Yamana’s Chief Geologist, Mr. Marsden was hired by Mr. Wulftange and has been with the Company since 2016. By promoting from within, Yamana was again able to draw on the depth of talent within the organization.

Mr. Marsden has over 30 years of exploration experience, including over 20 years as a consulting geologist working with a variety of clients and focusing on field exploration work.  He also played a key role in the discovery and advancement of several deposits including Rio Blanco and Pico Machay in Peru, and the Timmins West gold deposit in Timmins, Ontario where he was responsible for the first mineral resource which ultimately lead to mine construction.

Mr. Marsden will be responsible for the development, implementation and management of Yamana’s overall exploration strategy and activities, with a focus on expanding Mineral Reserves and Mineral Resources, as well as for forging partnerships with companies focused on early stage exploration opportunities.

MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Mineral Reserves (Proven and Probable)
The following table sets forth the Mineral Reserve estimates for the Company’s mineral projects as at December 31, 2017.

	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven & Probable
Gold
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Alumbrera (12.5%)	9,915	0.40	126	485	0.37	6	10,399	0.39	132
Canadian Malartic (50%)	24,990	0.95	760	65,509	1.15	2,429	90,499	1.10	3,189
Cerro Moro	-	-	-	1,954	11.38	715	1,954	11.38	715
Chapada	312,360	0.18	1,788	368,790	0.21	2,500	681,150	0.20	4,287
El Peñón	1,062	5.90	201	3,332	5.25	563	4,394	5.41	764
Gualcamayo	6,570	1.26	267	3,678	1.90	224	10,248	1.49	491
Jacobina	18,161	2.34	1,365	7,681	2.13	527	25,842	2.28	1,892
Jeronimo (57%)	6,350	3.91	798	2,331	3.79	284	8,681	3.88	1,082
Minera Florida Ore	846	3.80	103	2,992	3.65	351	3,838	3.68	454
Minera Florida Tailings	1,248	0.94	38	-	-	-	1,248	0.94	38
Total Minera Florida	2,093	2.10	141	2,992	3.65	351	5,086	3.01	492
Yamana Gold Mineral Reserves	381,501	0.44	5,446	456,751	0.52	7,598	838,252	0.48	13,044
Upper Beaver (50%)	-	-	-	3,996	5.43	698	3,996	5.43	698
Total Gold Mineral Reserves	381,501	0.44	5,446	460,747	0.56	8,296	842,248	0.51	13,742
Agua Rica	384,871	0.25	3,080	524,055	0.21	3,479	908,926	0.22	6,559

Silver
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Cerro Moro	-	-	-	1,954	648.3	40,723	1,954	648.3	40,723
El Peñón	1,062	192.4	6,567	3,332	158.8	17,011	4,394	166.9	23,578
Minera Florida Ore	846	29.6	804	2,992	22.5	2,165	3,838	24.1	2,970
Minera Florida Tailings	1,248	14.5	584	-	-	-	1,248	14.5	584
Total Minera Florida	2,093	20.6	1,388	2,992	22.5	2,165	5,086	21.7	3,553
Total Silver Mineral Reserves	3,155	78.4	7,955	8,278	225.1	59,899	11,433	184.6	67,855
Agua Rica	384,871	3.7	46,176	524,055	3.3	56,070	908,926	3.5	102,246

Copper
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Alumbrera (12.5%)	9,915	0.38	82	485	0.30	3	10,399	0.37	85
Chapada	302,492	0.25	1,642	319,327	0.26	1,829	621,819	0.25	3,471
Yamana Copper Mineral Reserves	312,407	0.25	1,724	319,812	0.26	1,832	632,218	0.26	3,556
Upper Beaver (50%)	-	-	-	3,996	0.25	22	3,996	0.25	22
Total Copper Mineral Reserves	312,407	0.25	1,724	323,808	0.26	1,854	636,214	0.26	3,578
Agua Rica	384,871	0.56	4,779	524,055	0.43	5,011	908,926	0.49	9,790

Zinc
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Minera Florida	2,093	0.96	44	2,992	1.05	69	5,086	1.01	114
Total Zinc Mineral Reserves	2,093	0.96	44	2,992	1.05	69	5,086	1.01	114

Molybdenum
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Alumbrera (12.5%)	9,915	0.011	2.50	485	0.009	0.09	10,400	0.011	2.60
Total Moly Mineral Reserves	9,915	0.011	2.50	485	0.009	0.09	10,400	0.011	2.60
Agua Rica	384,871	0.033	279	524,055	0.030	350	908,926	0.031	629

Mineral Resources (Measured, Indicated, and Inferred)
The following tables set forth the Mineral Resource estimates for the Company’s mineral projects as at December 31, 2017.

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured & Indicated
Gold
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Alumbrera (12.5%)	3,082	0.39	39	375	0.37	5	3,457	0.39	43
Arco Sul	-	-	-	-	-	-	-	-	-
Canadian Malartic (50%)	2,037	1.33	87	11,086	1.59	566	13,123	1.55	653
Cerro Moro	-	-	-	3,321	2.23	238	3,321	2.23	238
Chapada	54,815	0.12	204	301,538	0.27	2,600	356,353	0.24	2,804
El Peñón	312	8.56	86	1,116	6.47	232	1,428	6.92	318
Gualcamayo	10,784	2.00	692	21,949	2.25	1,585	32,733	2.16	2,277
Jacobina	33,494	2.20	2,370	13,554	2.04	889	47,048	2.15	3,258
Jeronimo (57%)	772	3.77	94	385	3.69	46	1,157	3.74	139
La Pepa	15,750	0.61	308	133,682	0.57	2,452	149,432	0.57	2,760
Lavra Velha	-	-	-	-	-	-	-	-	-
Minera Florida	1,176	6.04	228	3,722	5.05	604	4,897	5.28	832
Monument Bay	-	-	-	36,581	1.52	1,787	36,581	1.52	1,787
Suyai	-	-	-	4,700	15.00	2,286	4,700	15.00	2,286
Yamana Gold Mineral Resources	122,221	1.05	4,108	532,009	0.78	13,289	654,230	0.83	17,396
Amalgamated Kirkland (50%)	-	-	-	634	6.51	133	634	6.51	133
Anoki-McBean (50%)	-	-	-	934	5.33	160	934	5.33	160
Hammond Reef (50%)	82,831	0.70	1,862	21,377	0.56	388	104,208	0.67	2,251
Upper Beaver (50%)	-	-	-	1,818	3.45	202	1,818	3.45	202
Upper Canada (50%)	-	-	-	-	-	-	-	-	-
Canadian Malartic Corporation Properties (50%)	82,831	0.70	1,862	24,763	1.11	882	107,594	0.79	2,745
Total Gold Mineral Resources	205,052	0.91	5,970	556,772	0.79	14,171	761,824	0.82	20,142
Agua Rica	27,081	0.14	120	173,917	0.14	776	200,998	0.14	896

Silver
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Cerro Moro	-	-	-	3,321	190.3	20,313	3,321	190.3	20,313
El Peñón	312	191.0	1,914	1,116	224.3	8,048	1,428	217.0	9,962
Minera Florida	1,176	41.5	1,570	3,722	28.0	3,347	4,897	31.2	4,916
Suyai	-	-	-	4,700	23.0	3,523	4,700	23.3	3,523
Total Silver Mineral Resources	1,487	72.9	3,484	12,858	85.2	35,230	14,346	83.9	38,714
Agua Rica	27,081	2.4	2,042	173,917	2.9	16,158	200,998	2.8	18,200

Copper
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Alumbrera (12.5%)	3,082	0.40	27	375	0.39	3	3,457	0.40	31
Chapada	54,815	0.19	233	219,377	0.22	1,080	274,192	0.22	1,313
Yamana Copper Mineral Resources	57,897	0.20	260	219,752	0.22	1084	277,649	0.22	1344
Upper Beaver (50%)	-	-	-	1,818	0.14	6	1,818	0.14	6
Total Copper Mineral Resources	57,897	0.20	260	221,570	0.22	1,089	279,467	0.22	1,350
Agua Rica	27,081	0.45	266	173,917	0.38	1,447	200,998	0.39	1,713

Zinc
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Minera Florida	1,176	2.32	60	3,722	1.69	139	4,897	1.84	199
Total Zinc Mineral Resources	1,176	2.32	60	3,722	1.69	139	4,897	1.84	199

Molybdenum
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Alumbrera (12.5%)	3,082	0.014	0.93	375	0.012	0.10	3,457	0.014	1.03
Total Moly Mineral Resources	3,082	0.014	0.93	375	0.012	0.10	3,457	0.014	1.03
Agua Rica	27,081	0.049	29	173,917	0.037	142	200,998	0.039	172

	Inferred Mineral Resources
Gold
	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)
Alumbrera (12.5%)	108	0.29	1
Arco Sul	5,000	4.02	646
Canadian Malartic (50%)	35,039	2.05	2,306
Cerro Moro	4,427	1.96	279
Chapada	74,599	0.25	609
El Peñón	17,469	1.71	960
Gualcamayo	17,920	2.48	1,430
Jacobina	1,595	2.24	115
Jeronimo (57%)	1,118	4.49	161
La Pepa	37,900	0.50	620
Lavra Velha	3,934	4.29	543
Minera Florida	7,284	5.26	1,231
Monument Bay	41,946	1.32	1,781
Suyai	900	9.90	274
Yamana Gold Mineral Resources	249,236	1.37	10,956
Amalgamated Kirkland (50%)	1,187	5.32	203
Anoki-McBean (50%)	1,263	4.70	191
Hammond Reef (50%)	251	0.72	6
Upper Beaver (50%)	4,344	5.07	708
Upper Canada (50%)	6,049	4.50	876
Canadian Malartic Corporation Properties (50%)	13,094	4.71	1,984
Total Gold Mineral Resources	262,330	1.53	12,940
Agua Rica	642,110	0.12	2,444

Silver
	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)
Cerro Moro	4,427	101.3	14,415
El Peñón	17,469	59.7	33,506
Minera Florida	7,284	28.4	6,661
Suyai	900	21.0	575
Total Silver Mineral Resources	30,080	57.0	55,157
Agua Rica	642,110	2.3	48,124

Copper
	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)
Alumbrera (12.5%)	108	0.21	1
Chapada	47,046	0.24	252
Yamana Copper Mineral Resources	47,153	0.24	253
Upper Beaver (50%)	4,344	0.20	19
Total Copper Mineral Resources	51,497	0.24	272
Agua Rica	642,110	0.34	4,853

Zinc
	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)
Minera Florida	7,284	1.33	214
Total Zinc Mineral Resources	7,284	1.33	214

Molybdenum
	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)
Alumbrera (12.5%)	108	0.004	0.01
Total Moly Mineral Resources	108	0.004	0.01
Agua Rica	642,110	0.034	480

Mineral Reserve and Mineral Resource Reporting Notes
1.  Metal Prices and Cut-off Grades:

Mine	Mineral Reserves	Mineral Resources

Anoki-McBean (50%)	N/A	$1,200 Au, cut-off grade at 2.5 g/t Au

Amalgamated Kirkland (50%)	N/A	$1,200 Au, cut-off grade at 2.5 g/t Au

Alumbrera Deposit (12.5%)	$1,250 Au, $2.91 Cu. Underground cut-off at 0.5% Cueq. Metallurgical recoveries are 87.85% for Cu and 72.31% for Au.	0.5% Cueq within economic envelope

Bajo El Durazno Deposit (12.5% - Part of Alumbrera Projects)	$1,250 Au, $2.91 Cu. Open pit cut-off at 0.3 g/t Aueq within pit. Metallurgical recoveries are 72.83% for Cu and 66.75% for Au.	0.2 g/t Aueq within economic envelope

Arco Sul	N/A	2.5 g/t Au cut-off

Canadian Malartic (50%)	$1,200 Au, cut-off grades range from 0.334 to 0.374 g/t Au. Metallurgical recoveries for Au range from 87% to 96.7% depending on zone.	$1,200 Au, cut-off grades range from 0.35 g/t Au inside pit and 1.0 g/t Au outside or below pit. Cut-off grade Odyssey Underground at 1.0 g/t Au and East Malartic Underground at 1.25 g/t Au (MSO).

Cerro Moro	$950 Au and $18.00 Ag, Open pit cut-off at 3.4 g/t Aueq and Underground cut-off at 6.2 g/t Aueq. Metallurgical recoveries are 95% for Au and 93% for Ag.	1.0 g/t Aueq cut-off

Chapada	$1,250 Au, $3.00 Cu; $4.36 NSR cut-off at $4.06 / t (Main Pit, Corpo Sul, Cava Norte and Sucupira).
	Cut-off grade 0.21 g/t Au based on $1,300 / ounce Au (Suruca Oxide). Cut-off grade 0.3 g/t Au based on $900 / ounce Au (Suruca Sulphide). Metallurgical recoveries for Suruca Oxide are dependent on zone and average 85% for gold.	$1,600 / ounce Au Au, $4.00 / lb Cu (Chapada pits and Suruca SW). 0.2 g/t Au cut-off for oxide and 0.3 g/t Au cut-off for sulphide in Suruca Gold Project.

El Peñón	$1,250 Au, $18.00 Ag, Variable cut-off for Underground ranging from 3.48 g/t Aueq to 4.31 g/t Aueq dependent on zone. Reserves based on economic revenue.
	Metallurgical recoveries for Au ranges from 82% to 97% and Ag ranges from 56% to 95% dependent on zone.	$1,600 Au, $24.00 Ag, Variable cut-off for Underground ranging from 2.71 g/t Aueq to 2.82 g/t Aueq dependent on zone. Cut-off grade for tailings at 0.50 g/t Aueq and for low grade stock at 0.80 g/t Aueq. Metallurgical recoveries: Underground 95% Au and 86.5% Ag. Tailings 60% Au and 20% Ag. Low grade stock 75% Au and 70% Ag.

Gualcamayo	$1,250 Au, Reserves based on economic revenue with variable cut-offs. Metallurgical recoveries for Au open pit ore are 49% and 61% for Au underground ore.	Open pit resources based $1,500 Au resource pit with cut-offs dependent on zone. 1.00 g/t Au Cut-off UG material outside of the the resource pit shell.

Hammond Reef (50%)	N/A	$1,400 Au, Open pit cut-off 0.32 g/t Au West Pit and 0.34 g/t Au East Pit.

Jacobina	$1,200 Au; 1.2 g/t Au cut-off. Metallurgical recovery for Au is 96%.	0.5 g/t Au cut-off based on $1,600 Au price and a minimum width of 1.5 m, 96.5% metallurgical recovery and incremental mining cost.

Jeronimo (57%)	$900 Au, 2.0 g/t Au cut-off. Metallurgical recovery for Au is 86%.	2.0 g/t Au cut-off

La Pepa	N/A	$780 Au, 0.30 g/t Au cut-off

Lavra Velha	N/A	$1300 Au, $3.50 Cu and 0.2g/t Au, 0.1% Cu cut-offs

Minera Florida	$1,250 Au, $18.00 Ag, $1.25 Zn. Reserves based on a 2.17 g/t Aueq cut-off. Metallurgical recoveries are 90.81% for Au, 51.63% for Ag and 57.36% for Zn.	2.50 g/t Aueq cut-off

Monument Bay	N/A	$1,200 Au, 0.4 and 0.7 g/t cut-off for open pit and 4.0 g/t Au cut-off for underground.

Suyai	N/A	5.0 g/t Au cut-off

Upper Beaver (50%)	$1,200 Au, $2.75 Cu. Reserves based on NSR cut-off of C$125.00/t. Metallurgical recoveries are 95% for Au and 80% to 90% for Cu.	$1,200 Au and $2.75 Cu. Resources based on NSR cut-off of C$95.00/t. Metallurgical recoveries are 95% for Au and 90% for Cu.

Agua Rica	$1,000 Au, $2.25 lb Cu, $17.00 g/t Ag, $12.00 lb Mo. Metallurgical recoveries are 84.9% for Cu, 52.7% for Au, 67.6% for Ag, 65.9% for Zn, and 68.0% for Mo.	0.2% Cu cut-off

2. All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101, other than the estimates for the Alumbrera mine which have been calculated in accordance with the JORC Code which is accepted under NI 43-101.

3. All Mineral Resources are reported exclusive of Mineral Reserves.

4. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

5. Mineral Reserves and Mineral Resources are reported as of December 31, 2017.

6. For the qualified persons responsible for the Mineral Reserve and Mineral Resource estimates, see the qualified persons list below.

Property	Qualified Persons for Mineral Reserves	Qualified Persons for Mineral Resources

Canadian Malartic	Donald Gervais, P. Geo., Canadian Malartic GP	Donald Gervais, P. Geo., Canadian Malartic GP
Chapada	Luiz Pignatari, EDEM Engenharia	Luiz Pignatari, EDEM Engenharia . Felipe Machado de Araujo, Member of Chilean Mining Commission, Mineral Resources Coordinator Brazil, Yamana Gold Inc.
El Peñón	Sergio Castro, Yamana Gold Inc.	Jorge Camacho, Yamana Gold Inc. Marcos Valencia A. P.Geo., Registered Member of Chilean Mining Commission, Corporate Manager R&R, Andes/Mexico, Yamana Gold Inc.

FOURTH QUARTER 2017 CONFERENCE CALL

The Company will host a conference call and webcast on Friday, February 16, 2018 at 9:00 a.m. ET.

Fourth Quarter and Full Year 2017 Conference Call Details

Toll Free (North America):              1-866-223-7781
Toronto Local and International:        416-340-2218
Webcast:                                     www.yamana.com

Conference Call Replay

Toll Free (North America):              1-800-408-3053
Toronto Local and International:        905-694-9451
Passcode:                                                  7856108

The conference call replay will be available from 12:00 p.m. ET on February 16, 2018 until 11:59 p.m. ET on March 3, 2018.

Qualified Persons

Other than as set forth herein, William Wulftange, P.Geo., exploration consultant, has reviewed and confirmed the scientific and technical information contained within this press release and serves as the Qualified Person as defined in National Instrument 43-101.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through existing operating mine expansions and optimization initiatives, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations and Corporate Communications
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to continued drilling at the Odyssey deposit, the Company’s strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessments and any related enforcement proceedings. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration or laws, policies and practices, , and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, and the Argentine peso versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in Mineral Resources and Mineral Reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This news release uses the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by National Instrument 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Mineral Reserves.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a Mineral Resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “Mineral Reserves” by Commission standards as in place tonnage and grade without reference to unit measures.  Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

NON-GAAP FINANCIAL MEASURES AND ADDITIONAL LINE ITEMS AND SUBTOTALS IN FINANCIAL STATEMENTS

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

  Cash costs per ounce of gold produced on a co-product and by-product basis;
  Cash costs per ounce of silver produced on a co-product and by-product basis;
  Co-product cash costs per pound of copper produced;
  All-in sustaining costs per ounce of gold produced on a co-product and by-product basis;
  All-in sustaining costs per ounce of silver produced on a co-product and by-product basis;
  All-in sustaining co-product costs per pound of copper produced;
  Net debt;
  Net free cash flow;
  Average realized price per ounce of gold sold;
  Average realized price per ounce of silver sold; and
  Average realized price per pound of copper sold.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.  Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies.  The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable.  Any changes to the measures are duly noted and retrospectively applied as applicable.

CASH COSTS AND ALL-IN SUSTAINING COSTS
The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities.  The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows.  The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.  Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers.  The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations.  This data is furnished to provide additional information and is a non-GAAP financial measure.  The terms co-product and by-product cash costs per ounce of gold or silver produced, co-product cash costs per pound of copper produced, co-product and by-product AISC per ounce of gold or silver produced and co-product AISC per pound of copper produced do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies.  Non-GAAP financial measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

By-Product and Co-Product Cash Costs
Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs.  The Company believes that such measure provides useful information about the Company’s underlying cash costs of operations.  Cash costs are computed on a weighted average basis, net of by-product sales and on a co-product basis as follows:

Cash costs of gold and silver on a by-product basis - shown on a per ounce basis.

  The attributable cost for each metal is calculated net of by-products by applying copper and zinc net revenues, which are incidental to the production of precious metals, as a credit to gold and silver ounces produced, thereby allowing the Company’s management and stakeholders to assess net costs of precious metal production.  These costs are then divided by gold and silver ounces produced.

Cash costs of gold and silver on a co-product basis - shown on a per ounce basis.

  Costs directly attributed to gold and silver will be allocated to each metal. Costs not directly attributed to each metal will be allocated based on the relative value of revenues which will be determined annually.
  The attributable cost for each metal will then be divided by the production of each metal in calculating cash costs per ounce on a co-product basis for the period.

Cash costs of copper on a co-product basis - shown on a per pound basis.

  Costs attributable to copper production are divided by commercial copper pounds produced.

By-Product and Co-Product AISC
All-in sustaining costs per ounce of gold and silver produced seeks to represent total sustaining expenditures of producing gold and silver ounces from current operations, based on co-product costs or by-product costs, including cost components of mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation, and exploration and evaluation expense.  All-in sustaining costs do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments.  Consequently, this measure is not representative of all of the Company's cash expenditures.  In addition, the calculation of all-in sustaining costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

All-in sustaining co-product costs reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold, silver or copper production activities.  Similarly, all-in sustaining by-product costs reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold and silver production activities but net of by-product revenue credits from sales of copper and zinc.

A reconciliation of total cost of sales of gold, silver and copper sold (cost of sales excluding depreciation, depletion and amortization, plus depreciation, depletion and amortization) per the Consolidated Financial Statements to co-product cash costs of gold produced, co-product cash costs of silver produced, co-product cash costs of copper produced, co-product AISC of gold produced, co-product AISC of silver produced, co-product AISC of copper produced, by-product cash costs of gold produced, by-product cash costs of silver produced, by-product AISC of gold produced and by-product AISC of silver produced is provided in Section 14: of the MD&A for the three and twelve months ended December 31, 2017 and comparable period of 2016 which has been filed on SEDAR.:

NET DEBT

The Company uses the financial measure "Net Debt", which is a non-GAAP financial measure, to supplement information in its Consolidated Financial Statements.  The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.  The non-GAAP financial measure of net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies.  The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Net Debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date.  A reconciliation of Net Debt is provided in Section 14: of the MD&A for the three and twelve months ended December 31, 2017 and comparable period of 2016 which has been filed on SEDAR.:

NET FREE CASH FLOW
The Company uses the financial measure "Net Free Cash Flow", which is a non-GAAP financial measure, to supplement information in its Consolidated Financial Statements. Net Free Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies.  The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash.  The presentation of Net Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.  Net Free Cash Flow is calculated as cash flows from operating activities of continuing operations adjusted for advance payments received pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest and financing expenses paid related to the current period.  A reconciliation of Net Free Cash Flow is provided in Section 14: of the MD&A for the three and twelve months ended December 31, 2017 and comparable period of 2016 which has been filed on SEDAR.:

AVERAGE REALIZED METAL PRICES

The Company uses the financial measures "average realized gold price", "average realized silver price" and "average realized copper price", which are non-GAAP financial measures, to supplement in its Consolidated Financial Statements.  Average realized price does not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies.  The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period.  The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal price represents the sale price of the underlying metal before deducting sales taxes, treatment and refining charges, and other quotational and pricing adjustments.  Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold, silver and copper, divided by the quantity of the respective units of metals sold, i.e. gold ounce, silver ounce and copper pound.  Reconciliations of average realized metal prices to revenue provided in Section 14: of the MD&A for the three and twelve months ended December 31, 2017 and comparable period of 2016 which has been filed on SEDAR.:

ADDITIONAL LINE ITEMS OR SUBTOTALS IN FINANCIAL STATEMENTS

The Company uses the following additional line items and subtotals in the Consolidated Financial Statements as contemplated in IAS 1: Presentation of Financial Statements:

  Gross margin excluding depletion, depreciation and amortization — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization.  This additional measure represents the cash contribution from the sales of metals before all other operating expenses and DDA, in the reporting period.
  Mine operating earnings — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.
  Operating earnings — represents the amount of earnings before net finance income/expense and income tax recovery/expense.  This measure represents the amount of financial contribution, net of all expenses directly attributable to mining operations and overheads.  Finance income, finance expense and foreign exchange gains/losses are not classified as expenses directly attributable to mining operations.
  Cash flows from operating activities before income taxes paid and net change in working capital — excludes the payments made during the period related to income taxes and tax related payments and the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables.  Working capital and income taxes can be volatile due to numerous factors, such as the timing of payment and receipt.  As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for income taxes paid and tax related payments and the working capital change during the reporting period.
  Cash flows from operating activities before net change in working capital — excludes the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables.  Working capital can be volatile due to numerous factors, such as the timing of payment and receipt.  As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for the working capital change during the reporting period.

The Company’s management believes that their presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before net change in working capital excludes the movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries.  These, in management’s view, provide useful information of the Company’s cash flows from operating activities and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.